SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

TiVo Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of class of securities)

888706-10-8 (CUSIP number)

June 7, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages

CUSIP No. 888706-10-8	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): DIRECTV, Inc. 95-4321465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 0 6 SHARED VOTING POWER: 0 7 SOLE DISPOSITIVE POWER: 0 8 SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%
12	TYPE OF REPORTING PERSON:* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 888706-10-8	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): DIRECTV Enterprises, LLC 95-4511942
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 0 6 SHARED VOTING POWER: 0 7 SOLE DISPOSITIVE POWER: 0 8 SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%
12	TYPE OF REPORTING PERSON:* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 888706-10-8	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): The DIRECTV Group, Inc. 52-1106564
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER: 0 6 SHARED VOTING POWER: 0 7 SOLE DISPOSITIVE POWER: 0 8 SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%
12	TYPE OF REPORTING PERSON:* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 2	(a):	Name of Person Filing:

This statement is filed jointly by The DIRECTV Group, Inc., DIRECTV Enterprises, LLC and DIRECTV, Inc. The DIRECTV Group, Inc., DIRECTV Enterprises, LLC and DIRECTV, Inc. are referred to herein as the “Reporting Persons”. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 4:	Ownership:

On June 7, 2004, in a sale of securities pursuant to Rule 144 under the Securities Act of 1933, The DIRECTV Group, Inc. sold 3,449,834 shares of the common stock, par value $.001 per share (“Common Stock”) of the Issuer. This represents all of the equity holdings of The DIRECTV Group, Inc. in the Issuer including 3,386,601 shares of Common Stock previously held by The DIRECTV Group, Inc. and 63,233 shares of Common Stock obtained by The DIRECTV Group, Inc. through a “cashless” exercise of 155,941 warrants. As a result of this sale of securities, none of the Reporting Persons has any beneficial interest in any of the equity securities of the Issuer.

The responses of the Reporting Persons to Rows (5) through (11) of the cover pages of this statement on Schedule 13G are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005

The DIRECTV Group, Inc.

By:	/s/ Larry D. Hunter
Name:	Larry D. Hunter
Title:	Executive Vice President,
General Counsel and Secretary

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005

DIRECTV, Inc.

By:	/s/ Daniel M. Fawcett
Name:	Daniel M. Fawcett
Title:	Executive Vice President

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2005

DIRECTV Enterprises, LLC

By:	/s/ Daniel M. Fawcett
Name:	Daniel M. Fawcett
Title:	Executive Vice President

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.	Joint Filing Agreement, by and among The DIRECTV Group, Inc., DIRECTV Enterprises, LLC, and DIRECTV, Inc.

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